PRESS RELEASE

FOR IMMEDIATE RELEASE

SUPERCOM ANNOUNCES RESULTS FOR Q3 2006

Revenues Increase 25% from Q3 ’05, and 41% from Q2 ’06;
Gross Margin Increases to 69%

Agreement with OTI and Financing Activities Position Company to
Aggressively Pursue IRMS and Active RF Businesses; Agreement with City of Los Angeles
Announced Yesterday

Qadima, Israel, November 30, 2006 - SuperCom, Ltd. (OTCBB: SPCBF.OB; Euronext: SUP), a provider of incident management, active RF and e-ID solutions, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2006.

Revenues for the third quarter ended September 30, 2006 were $2.6 million, a 25% increase from $2.1 million in the third quarter of 2005, and a 41% increase compared sequentially to $1.8 million in the second quarter of 2006. Gross margin for the period was 69%, compared with 46% in the third quarter of 2005 and 61% in the second quarter of 2006. Net loss for the third quarter was $791,000 or $0.03 per diluted share, compared with $850,000, or $0.05 per diluted share, in the third quarter of 2005 and $993,000, or $0.04 per diluted share, in the second quarter of 2006. Pro forma net loss for the quarter was $742,000, or $0.03 per diluted share, compared with a pro forma net loss of $721,000, or $0.04 per diluted share, for the same period in 2005.

Revenues for the first nine months of 2006 were $6.4 million compared with $6.9 million for the first nine months of 2005. Gross margin for the period was 63%, compared with 48% in the same period in 2005. Net loss for the nine months was $2.5 million, or $0.10 per diluted share, compared with $3.0 million, or $0.16 per diluted share, in 2005. Pro forma net loss for the nine months was $2.2million, or $0.09 per diluted share, compared with a pro forma net loss of $2.36 million, or $0.13 per diluted share, for 2005.

Commenting on the results, Eyal Tuchman, SuperCom’s CEO, said, “Our results for the third quarter show a significant increase in revenues and a parallel decrease in net loss. In addition, we recently announced a new strategy under which we are focused on accelerating the development of our IRMS and ActiveRF businesses to exploit our advantages in the high-potential access control and tracking market segments," continued Mr. Tuchman. “Our initial activities in these areas have proven our ability to address the needs of municipalities and mission-critical commercial entities - customers with the budgets and mandate for immediate purchase of solutions such as ours. With the sale of our Smart ID business to On Track Innovations Ltd. (OTI), increased working capital from the bond financing, and our unique solutions, we are well positioned to address this opportunity and will move aggressively to take full advantage of the opportunity. Los Angeles’ recent selection of our IRMS system for several of its city agencies - including the LA Police Department and Office of Public Safety - demonstrates the growing acceptance of our products by the public security market,” concluded Mr. Tuchman.

PRESS RELEASE

RECENT NEWS

•	City of Los Angeles deploys IRMS mobile credentialing, handheld verification system

•	Issuance of $3.15 million in Convertible Bonds and Warrants

•	Sale of Smart-ID division to OTI; focus on emerging IRMS & Active RF businesses

•	Distribution agreement with Card Data Systems, a Toshiba company, to provide smart card and accountability systems in the Mid-Atlantic region of the US

•	Appointment as provider to Defense Solutions LLC of smart card and biometric identity verification technology and incident site management and access control solutions.

About SuperCom

SuperCom Ltd. provides innovative incident management, active RF and e-ID solutions to the public safety, commercial and government sectors. SuperCom’s Incident Response Management System (IRMS) is the industry’s most comprehensive mobile credentialing and access control system, as required by Homeland Security and other initiatives. Its Active RF is a complete, cost-effective solution for the continuous tracking of individuals and assets. For more information, visit our website at www.supercomgroup.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. You should consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in our periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by us and our businesses generally.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community

Contact:
Yaron Shalom
+972-9-889-0800
 yaron.shalom@supercomgroup.com

PRESS RELEASE

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	September 30,
	2005	2006
	Unaudited	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,294	$509
Short-term deposit	1,088	926
Marketable securities	650	-
Trade receivables	1,053	2,765
Other accounts receivable and prepaid expenses	733	569
Inventories	2,205	2,121

Total current assets	8,023	6,890

LONG-TERM INVESTMENTS:
Long term trade receivables	209	289
Investment in an affiliated company	275	275
Severance pay fund	492	549

Total long-term investments	976	1,113

PROPERTY AND EQUIPMENT, NET	3,210	3,052

INTANGIBLE ASSETS	67	50

TOTAL ASSETS	$12,276	$11,105

PRESS RELEASE

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	September 30,
	2005	2006
	Unaudited	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loan	$855	$647
Trade payables	770	952
Employees and payroll accruals	322	413
Accrued expenses and other liabilities	1,271	2,362

Total current liabilities	3,218	4,374

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	195	149
Accrued severance pay	616	689

Total long-term liabilities	811	838

Shareholders' equity	8,247	5,893

TOTAL LIABILITY AND SHAREHOLDERS’ EQUITY	$12,276	$11,105

PRESS RELEASE

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Nine months ended September 30,		Three months ended September 30,
	2005	2006	2005	2006
	Unaudited

Revenues	$6,857	$6,412	$2,069	$2,577
Cost of revenues	(3,568)	(2,347)	(1,106)	(792)

Gross profit	3,289	4,065	963	1,785

Operating expenses:
Research and development	(958)	(1,006)	(232)	(364)
Selling and marketing	(2,450)	(3,589)	(711)	(1,490)
General and administrative	(2,229)	(1,835)	(729)	(669)
Restructuring expenses	(496)	-	-	-
Litigation settlement expenses	(129)	-	(129)	-

Total operating expenses	(6,262)	(6,430)	(1,801)	(2,523)

Operating loss	(2,973)	(2,365)	(838)	(738)
Financial expenses, net	(6)	(84)	(12)	(53)
Other income (expenses), net	(6)	(60)	-	-

Net loss	$(2,985)	$(2,509)	$(850)	$(791)

Basic and diluted net loss per share	$(0.16)	$(0.10)	$(0.05)	$(0.03)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	18,291,012	23,300,926	18,351,393	23,329,240

PRESS RELEASE

* PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Nine months ended September 30,		Three months ended September 30,
	2005	2006	2005	2006
	Unaudited

Revenues	$6,857	$6,412	$2,069	$2,577
Cost of revenues	(3,568)	(2,347)	(1,106)	(792)

Gross profit	3,289	4,065	963	1,785

Operating expenses:
Research and development	(958)	(975)	(232)	(362)
Selling and marketing	(2,450)	(3,555)	(711)	(1,483)
General and administrative	(2,229)	(1,658)	(729)	(629)

Total operating expenses	(5,637)	(6,188)	(1,672)	(2,474)

Operating loss	(2,348)	(2,123)	(709)	(689)
Financial expenses, net	(6)	(84)	(12)	(53)
Other income (expenses), net	(6)	5	-	-

Net loss	$(2,360)	$(2,202)	$(721)	$(742)

Basic and diluted net loss per share	$(0.13)	$(0.09)	$(0.04)	$(0.03)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	18,291,012	23,300,926	18,351,393	23,329,240

The Pro-Forma Consolidated Statements of Operations for the nine-month period ended September 30, 2005 exclude restructuring expenses and litigation settlement expenses totaling $496,000 and $129,000 respectively and for the three-month period ended September 30, 2005 exclude litigation settlement expenses totaling $129,000.

The Pro-Forma Consolidated Statements of Operations for the nine months and three months ended September 30, 2006 exclude Equity based compensation expense totaling $207 and $49 respectively, litigation expenses totaling $65 and expenses related to allowance of doubtful debts totaling $35 were excluded from the Consolidated Statements of Operations for the nine months ended September 30, 2006.

To supplement our condensed consolidated financial statements presented in accordance with accounting principles generally accepted in the United States (GAAP), the Company is providing an additional measure of operating results excluding certain expenses. The above Pro-Forma information is for informational purposes only. The Company believes that this non-GAAP financial measure is useful to investors because of the one-time, non-recurring nature of the expenses. It is not prepared in accordance with Generally Accepted Accounting Principles in the United States (US GAAP) and should not be considered as a substitute for our historical financial information prepared in accordance with GAAP.

PRESS RELEASE

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,			Three months ended September 30,
	2005		2006	2005	2006
	Unaudited
Cash flows from operating activities:
Net loss	$	(2,985)	$(2,509)	$(850)	$(791)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		756	267	102	87
Accrued severance pay, net		(11)	16	(4)	30
Amortization of deferred stock compensation		43	207	5	52
Decrease (increase) in trade receivables		330	(1,792)	240	(643)
Decrease (increase) in other accounts receivable and prepaid expenses		434	164	69	(12)
Decrease (increase) in inventories		(232)	84	(38)	(89)
Increase (decrease) in trade payables		(509)	182	(152)	332
Increase (decrease) in employees and payroll accruals		(55)	91	(99)	46
Increase (decrease) in accrued expenses and other liabilities		(593)	1,181	(77)	610
Exchange differences on principle of long-term loan		-	9	-	6

Net cash used in operating activities		(2,822)	(2,100)	(804)	(372)

Cash flows from investing activities:
Purchase of property and equipment		(275)	(92)	(22)	(29)
Proceeds from short-term deposits, net		408	162	(4)	(58)
Proceed of marketable Securities, net		-	650	-	250

Net cash provided by (used in) investing activities		133	720	(26)	163

Cash flows from financing activities:
Short-term bank credit, net		(19)	(310)	(3)	21
Proceeds from long-term loan		500	204	-	-
Expenses related to issuance of shares in a private placement		-	(180)		(10)
Principle payment of long-term loan		(485)	(157)	(115)	(66)
Proceed from exercise of warrant and options, net		209	38	14	38

Net cash provided by (used in) financing activities		205	(405)	(104)	(17)

Decrease in cash and cash equivalents		(2,484)	(1,785)	(934)	(226)
Cash and cash equivalents at the beginning of the period		2,894	2,294	1,344	735

Cash and cash equivalents at the end of the period		$410	$509	$410	$509

Supplemental disclosure of cash flows information:
Cash paid during the period for:
Interest		$67	$59	$17	$20
Supplemental disclosure of non-cash investing activities:
Accrued expenses related to issuance of shares		$-	$19	$-	$-